Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G/A

Under the Securities and Exchange
Act of 1934 (Amendment No.2 )*

Tollgrade Communications Inc.
(Name of Issue)

COMMON
 (Title of Class of Securities)

889542106
(Cusip number)

Check the following box if a fee is
being paid with this statement [  ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment
subsequent thereto reporting beneficial
ownership of five percent or less
of such class) (See Rule 13d-7).

*The remainder of this cover page
shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the
remainder of this cover page shall
not be deemed
to be "filed" for the purpose of
Section 18 of the Securities
Exchange Act of
1934 ("Act") or otherwise subject
to the liabilities in that section
of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

Cusip Number: 889542106
13G/A

1.   Investment Advisers, Inc.
2.   Check the appropriate box if a
member of a group:  (a) [   ]
                                 (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
      organization: Delaware
5.   Sole voting power:
6.   Shared voting power:
7.   Sole Dispositive power:
8.   Shared dispositive power:
9.   Aggregate amount beneficially
       owned by each
        reporting person:
10.  Percent of class represented
by amount in Row 9:
11.Type of Person
Reporting*:  IA
Item 1.   (a)  Name of Issuer:
Tollgrade Communications Inc
(b)Address
     of Issuer's
     Principal Executive
     Offices:
     493 Nixon Road Cheswick,
      PA  15024
Item 2.
(a)  Investment Advisors, Inc.
(b)  3700 First Bank Place,
       Box 357, Minneapolis,
     MN 55440
(c)  Delaware
(d)   (d)  Title of Class of
         Securities: Common
   (e)  Cusip Number:
        889542106

Item 3
(e) Investment Advisor
registered under
Section 203 of
the Investment
Advisors Act of 1940.
Item 4.
(a)  Amount beneficially owned:

(b)  Percent of Class:

 (c)  Number of shares as to
         which such
         person has:

  (I)  Sole power to vote:


     (ii) Shared power to
            vote:

     (iii) Sole power to
            dispose or direct
            disposition of:

(iv) Shared power to dispose
          or direct disposition of:

Item 5.        If this
statement is being filed to
report the fact that as of
the date hereof the
reporting person has ceased
to be the beneficial owner of
more than five percent of the
class of
securities, check the
following:  [X ]

Item 6.        The shares
referred to in this filing
are held by various custodian banks for
various clients of Investment Advisors, Inc.
 None of the individual clients or
custodian banks holds more
than 5% or more of the  shares.

Item 7.        Not applicable.

Item 8.        Not applicable.

Item 9.        Not applicable.

Item 10.
Certification

By signing below I certify
that, to the best of my
knowledge and belief, the
securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of
changing or influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction having
such purposes or effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the infraction set
forth in this statement is
true, complete and correct.

Date:   02/15/2000

/s/Julie vonArx

Julie vonArx
Manager of
Compliance